Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QNB CORP.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

74726N107
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74726N107

1)       Name of Reporting Person

Mark T. Lynch

2)       Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

3)       SEC Use Only

4)       Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	321,997

6)	Shared Voting Power:	0

7)	Sole Dispositive Power:	321,997

8)	Shared Dispositive Power:	0

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

321,997

10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11)       Percent of Class Represented by Amount in Row (9)

9%

12)       Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. 74726N107

ITEM 1(a).	Name of Issuer.

QNB CORP.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

15 North Third Street, P.O. Box 9005
Quakertown, PA 18951-9005

ITEM 2(a).	Names of Persons Filing.

Mark T. Lynch

ITEM 2(b).	Address of Principal Business Office or, if none, Residence:

2900 Wayland Road
Berwyn, PA 19312

ITEM 2(c).	Citizenship.

United States

ITEM 2(d).	Title of Class of Securities.

Common Stock

ITEM 2(e).	CUSIP Number.

74726N107

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
ITEM 4.	Ownership.
(a)	Amount Beneficially owned:

See response to Item 9 of the cover page, which is as of January 9, 2023.

(b)	Percent of Class:

See response to Item 11 of the cover page, which is as of January 9, 2023.

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Page.
ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [ ]

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 13th day of February, 2023.

 /s/ Mark T. Lynch

Mark T. Lynch